Exhibit 21.1

LIST OF SUBSIDIARIES OF

KOEI GROUP CO., LTD.

Entity Name	Place of Organization

EPJ CO., LTD.*	Japan

KOEI JAPAN CO., LTD.*	Japan

KOEI US, INC. **	Texas

KOEISING PTE. LTD.***	Singapore

KOEI (THAILAND) CO., LTD.***	Thailand

* 100% owned subsidiary of KOEI GROUP CO., LTD.

** 51% owned subsidiary of KOEI GROUP CO., LTD.

***100% owned subsidiary of KOEI JAPAN CO., LTD.